

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0303

November 12, 2010

**By Facsimile (212-937-5248) and U.S. Mail**

Samuel S. Guzik, Esq.
Guzik & Associates
1875 Century Park East, Suite 700
Los Angeles, CA 90067

>        **Re:     Private Media Group, Inc.
>                DEFR14A filed November 8 and 12, 2010**

Dear Mr. Guzik:

        We have reviewed the revised definitive proxy statements filed on November 8 and November 12, 2010 and we have the following comments.

1.      Notwithstanding the following comments, we continue to believe that the Company failed to comply with Exchange Act Rule 14a-6(a) by filing its proxy statement in definitive form.  In particular, we refer you to the Notice of Nomination of Persons for Election to the Board of Directors of Private Media Group, Inc. delivered to the Company by Consipio on September 16, 2010, including the second paragraph therein, whereby Consipio expressly stated in the second paragraph that it "intends to deliver a proxy statement and form of proxy to a sufficient number of holders of the Company's voting shares to elect Nominees…" to the Company's board of directors.  Such notice was sufficient for the Company to know of the existence of a solicitation in opposition. We therefore reissue each of the prior comments 2 through 12 in our letter to you dated October 15, 2010.

2.      We note the reference in the Company's revised definitive proxy statement filed on November 12, 2010 to the solicitation in opposition by Consipio.  Given Consipio filed its preliminary proxy statement on October 22, 2010, please advise us why the Company waited until November 12 to disclose this additional information.  Also advise us why the Company believes that the period of time between November 12, the date of the Company's revised definitive proxy statement, and November 18, 2010, the date of the annual meeting, is sufficient to enable shareholders to make a reasonably informed voting decision in light of this new material information.

3.      Exchange Act Rule 14a-16(d)(5) requires that in order for a soliciting party to utilize the notice and access method of delivery of proxy materials to shareholders, the party's Notice of Internet Availability of Proxy Materials must contain, among other

information, the location of the meeting.  Further, Rule 14a-16(a)(1) requires that such Notice be sent to shareholders 40 calendar days or more prior to the date of the shareholder meeting.  Please advise why the Company believes it can use the notice and access method of delivery given that the revised definitive proxy material filed on November 8 advised shareholders that the location of the meeting had been changed from California to Spain, and such subsequent notice was filed only 10 calendar days prior to the meeting date.  In your explanation, specify how such information was disseminated to shareholders and the date the Company expects shareholders to receive such information.  In addition, please advise why the Company believes that 10 calendar days notice, or less, depending on the date shareholders actually received such notice of the change in meeting location, is a sufficient period of time given the inherent difficulty for those shareholders wishing to attend the annual meeting in person to make the necessary arrangements to travel to Spain on such short notice.

4.      In addition, Exchange Act Rule 14a-16(b)(1) requires that all materials identified in the Notice of Internet Availability of Proxy Materials must be publicly accessible, free of charge, at the Web site address specified in the notice on or before the time that the notice is sent to the security holder and such materials must remain available on that Web site through the conclusion of the meeting of security holders.  The notice of internet availability of proxy materials filed on October 8, 2010 indicates that materials identified therein are available on www.proxyvote.com.  This website appears to require entry of a control number in order to access the proxy materials.  Please advise us of the Company's basis for concluding that it has complied with the requirement in Rule 14a-16(b)(1) that the proxy materials be publicly accessible on the website specified on the notice.

5.      The revised definitive proxy statement filed on November 12, 2010 indicates that the Board of Directors intends to select and recommend to shareholders a replacement nominee prior to the Annual Meeting on November 18.  The revised definitive proxy statement also indicates that proxies submitted by shareholders in connection with the 2010 Annual Meeting which have been, or will be, voted for Johan Carlberg, will instead be voted by the Board's proxies in favor of the nominee voted by the Board to replace Mr. Carlberg as a nominee. Please advise us whether the participants are required to identify or nominate such substitute nominee in order to comply with any applicable company advance notice bylaw.  In addition, please confirm for us that if the participants lawfully identify or nominate a substitute nominee before the meeting, the participants will file an amended proxy statement that: (i) identifies the substitute nominee, (ii) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected, and (iii) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions